

September 5, 2013

Via E-mail
Gerard McGowan
Managing Director and Executive Chairman
CBD Energy Limited
Suite 2-Level 2, 53 Cross Street Double Bay
Sydney NSW 2028
Australia

   Re: CBD Energy Limited
     Draft Registration Statement on Form 20-F
     Submitted August 9, 2013
     CIK No. 0001539042

Dear McGowan:

   We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in an appropriate location that you are an emerging growth company. In addition, describe how and when a company may lose emerging growth company status and provide a brief description of the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002.

Introduction, page 1

2. Please briefly revise to clarify your references to Captech, Parmac and RAPS/Technology Solutions. We note that you refer to these businesses throughout the forepart of the

registration statement without clearly explaining their operations and
significance/relationship to the registrant.

In all of our lines of business, we are highly dependent upon suppliers…, page 10

3. We note your risk factor here and on page 20 regarding "a small number of suppliers."
Please expand your discussion to more clearly state the extent to which you rely on sole
source suppliers, other than the sole supplier for the Plug & Play Technology. Also,
where you rely on limited source suppliers, please expand your disclosure to include the
approximate number of suppliers that you rely on for each segment, the nature of the
components supplied and your ability to replace suppliers, if necessary.

Our internal controls over financial reporting…, page 15

4. Please reconcile your disclosure in this risk factor with the exemption available to you
under the Jumpstart Our Business Startups Act from the auditor attestation requirement of
Section 404(b) of the Sarbanes-Oxley Act of 2002 while you are an emerging growth
company.

Public opposition to development of solar and wind farms…, page 19

5. Please revise to explain why public disfavor of solar and wind farms has increased in
Europe over the past two years. Your risk disclosure should address known factors for
this shift in sentiment and discuss whether similar shifts based on analogous factors may
be expected in other regions of the world.

As long as we remain subject to the rules of the Australian Stock Exchange…, page 22

6. We note your discussion of the requirement under the Australian Stock Exchange that
shareholders approve your merger with Westinghouse Solar. Your discussion assumes
the approval of the merger. Please revise your disclosure to reflect the termination of the
merger agreement, as disclosed on page 14, or tell us why revisions are unnecessary.

Competitive Strengths, page 29
Challenges, page 29

7. Please reconcile your disclosure under the headings "Development track record" and
"Lack of consistent profitability."

Market Overview and Business Segments, page 30

8. Please provide us with the relevant portions of the industry sources you cite. To expedite
our review, please clearly mark each source to highlight the applicable portion or section
containing the statistic, and cross-reference it to the appropriate location in your

registration statement. Also, please tell us whether any of the reports were prepared for you.

Solar PV-Residential and Small Commercial Solar, page 32

9.   We note your disclosure that the Small-scale Technology Certificates (STCs) are traded in a "reasonably liquid market." Please expand your disclosure to clarify why there are buyers for the STCs. For example, please clarify what incentives buyers would have to purchase the STCs and clarify whether those incentives are related to government or other subsidies. Please expand your risk factor disclosure, as appropriate, and reconcile your disclosure regarding "reasonable liquidity" with your statement on page 8 that the STC market is "thin, with few purchasers and market makers."

10.   Please revise the second-to-last paragraph on page 33 to disclose the royalty terms, including percentages.

Engineering, Procurement and Construction (EPC), page 34

11.   Please revise this section to clarify the EPC model. Your revised discussion should more clearly explain when the project is turned over by you to the customer and what you mean by "balanc[ing] the cash flow with vendor payments." Also, please clarify why you believe this model is less lucrative than alternative models. You may wish to consider whether an example would improve your disclosure.

Seasonality, page 40

12.   Your disclosure elsewhere in the registration statement identifies seasonality as a material risk. Please provide appropriate cross-references to your discussions of seasonality in the registration statement. In addition, while we note your disclosure on pages 32-33 that you expect demand in Australia to normalize in 2014, please add disclosure discussing the anticipated seasonality in other regions in which you operate or intend to operate.

Large-scale wind, page 46

13.   Please show how you accounted for the sale of the majority interest in the Taralga project. In a written response, describe to us (1) how the transaction recorded, (2) the terms and conditions of arrangement, (3) any continuing obligations you have with respect to the project, and (4) the basis in IFRS for the accounting applied.

Liquidity and Capital Resources, page 65

14.   We note your disclosure that in the aggregate you have indebtedness of A$13.3 million which has been subject to payment on demand since June 30, 2012. We also note that with respect to your Series 2 Notes and Series 3 (A&B Notes) you have agreements with

the holders not to pay them in cash prior to June 30, 2013; and that with respect to each of your bank credit facility, inventory financing loan (unsecured) and deferred traded arrangements you appear to be behind in repayment. Please update your filing to disclose any developments with respect to your indebtedness or financing facilities and include expanded risk factor disclosure as appropriate.

Series 1, page 69

15.   Please describe the material covenants that may restrict your ability to make dividend payments.

Service Agreements, page 74

16.   We note that Mr. McGowan's consulting agreement with you ends on August 31, 2013. Please update your disclosure to indicate whether this agreement has been extended. Also, please file any agreement between you and Mr. McGowan or any other director or officer as an exhibit to your filing. Refer to the Instructions as to Exhibits in Form 20-F, Instruction 4(b)(i).

C. Markets, page 84

17.   We note your disclosure that you have applied to Nasdaq to have your ordinary shares trade on the Nasdaq Capital Market. Please update your disclosure as appropriate to indicate where you are in the application process. Please also disclose the steps that remain to be taken, and any additional requirements you may need to meet, in order for your application to be approved and for your shares to be listed on that exchange.

Item 18. Financial Statements, page 98

18.   Please update the financial statements when required by Item 8 of Form 20-F.

Unaudited Interim Financial Statements as of December 31, 2012

Note 14. Interest-bearing loans and borrowings, page F1-21

19.   We see from page F1-23 that the conversion features and warrants associated with the convertible notes appear to be accounted for as derivatives in the interim financial statements. Please expand the notes to financial statements to add sufficient context to clearly explain the accounting for the conversion features and warrants in the interim financial statements, including the basis in IRFS for your accounting determinations.

20.   As a related matter, it appears that the accounting for the convertible notes in the interim financial statements may be different from that applied in the audited financial statements. For instance, disclosure in Note 18 to the audited financial statements does

not make reference to warrant or conversion feature derivatives and the tables on pages F1-23 and F2-61 present the carrying amount as of June 30, 2012 in two different manners. Please reconcile the differences in the disclosures and clarify any changes in the underlying accounting. Please ensure that the notes to financial statements clearly describe the actual accounting for the conversion features and warrants in both the annual and interim financial statements.

Note 18. Events after the statement of financial position date, page F1-24

21.   Tell us how you accounted for the Larkden disposition, including how you valued and accounted for the consideration received. Address how you applied IFRS in arriving at your accounting determination.

22.   Please tell us the results of the goodwill impairment evaluation as of June 30, 2013. In light of the significance of goodwill to your assets, clarify how your evaluation methods conform to the requirements of IAS 36. Also, describe the significant assumptions on which your evaluation was based.

Audited Financial Statements as of June 30, 2012

2. Summary of significant accounting policies, page F2-7

(a) Basis of preparation, page F2-7

23.   Clarify for us whether there are any differences between IFRS as adopted by the IASB and Australian accounting standards as referenced throughout the footnotes to your financial statements. Where you make references to underlying accounting literature in the notes to your financial statements, tell us why those references are not to IFRS.

(k) Revenue recognition, page F2-18

24.   With a view toward expanded footnote disclosure, please describe to us the nature of a small-scale technology certificate. Also, tell us about the valuable rights conveyed by those certificates, their terms and conditions and the nature and operations of the re-sale market for those certificates.

Exhibits

25.   Please file all material agreements, including operations and maintenance contracts and license agreements.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide

in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Andri Boerman at (202) 551-3645 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Daniel Morris at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via e-mail):   Yvan-Claude Pierre, Esq.
                   Reed Smith LLP